UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                              WASHINGTON, D.C. 20549


    DIVISION OF
CORPORATION FINANCE


                                                                      August
15, 2019
 John G. Sharkey
 Secretary
 TSR, Inc.
 400 Oser Avenue
 Hauppauge, NY 11788

         Re:     TSR, Inc.
                 PRER14A preliminary proxy statement filing made on Schedule
14A
                 Filed on August 15, 2019 by TSR, Inc.
                 File No. 001-38838

 Dear Mr. Sharkey,

         We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

         Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

         After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

 Schedule 14A

 Background of this Proxy Solicitation, page 7

 1. Please provide us with the factual foundation to support the Board's contention that Zeff
    "nominated directors because Zeff believes these individuals would have been more likely than the Board's nominees to support initiatives proposed by [the stockholders], potentially to the detriment of the Company and its other stockholders". Given that any newly-elected directors would be required to fulfill fiduciary duties, the assertion regarding the support of initiatives potentially to the detriment of shareholders implies an impending breach of such duties assuming Zeff's nominees are elected. Alternatively, please delete the cited statement.
    Refer to Note b. of Rule 14a-9.

 Other Business Solicitation and Expenses of Solicitation, page 41
 2. Please revise to state the approximate number of Alliance Advisors LLC employees who will assist TSR in the solicitation as well as any additional material features of the retention arrangement with Alliance (other than the already-disclosed compensation). See Item 4(b)(3) of Schedule 14A.
 John G. Sharkey
TSR, Inc.
August 15, 2019
Page 2


       We remind you that the registrant is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact me at (202) 551-3266 with any questions.


                                                           Sincerely,

                                                           /s/ Nicholas P.
Panos

                                                           Nicholas P. Panos
                                                           Senior Special
Counsel
                                                           Office of Mergers &
Acquisitions
cc:    Rory A. Greiss, Esq.